Execution Copy

SETTLEMENT AGREEMENT

This SETTLEMENT AGREEMENT, dated as of the 12th day of November, 2008, by and among Securus Technologies, Inc., a Delaware corporation (the “Parent”), Syscon Justice Systems Canada, Ltd., a company organized under the laws of British Columbia (as successor to Appaloosa Acquisition Company Ltd., a company organized under the laws of British Columbia) (the “Purchaser”), 0787223 B.C. Ltd., a company organized under the laws of British Columbia (the “Seller”), and the Seller’s sole shareholder, Mr. Floyd Sully (“Mr. Sully”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Purchase Agreement (as defined below).

Recitals

WHEREAS, the Parent, the Purchaser, the Seller and Mr. Sully entered into that certain Stock Purchase Agreement dated as of April 11, 2007 (the “Purchase Agreement”), pursuant to which the Purchaser purchased all of the capital stock of Syscon Holdings Ltd. and certain of its subsidiaries and affiliates;

WHEREAS, in consideration of the Purchaser purchasing the Shares, Mr. Sully, among other things, (a) entered into that certain Employment Agreement, dated June 29, 2007, with Syscon Justice Systems Ltd. (the “Employment Agreement”), and (b) agreed to be bound by the terms of the non-competition provisions set forth in the Purchase Agreement;

WHEREAS, part of the Purchase Price to be paid to the Seller in respect of the Shares is (a) the Earn-Outs set forth in the Purchase Agreement, and (b) up to $4,768,445, if as and when cash is generated by Syscon pursuant to that certain side letter, dated June 25, 2007 (the “Side Letter”) - although the Side Letter indicated that Seller and Mr. Sully will cause the Seller to leave U.S. $5,000,000 in cash in Syscon’s bank accounts upon the consummation of the transactions contemplated in the Purchase Agreement, Seller actually only left $4,768,445 in cash in Syscon’s bank accounts (the “Adjusted Working Capital”);

WHEREAS, the parties now desire (a) to amend the Purchase Agreement to (i) delete and terminate the Earn-Outs and all references and liabilities with respect thereto, and (ii) to shorten the Restricted Period to December 31, 2011, and (b) to terminate the Employment Agreement.

WHEREAS, the parties also desire (a) to enter into a Consulting Agreement substantially in the form of Exhibit A hereto (the “Consulting Agreement”), pursuant to which Mr. Sully will provide certain consulting services, (b) to provide Mr. Sully a right of first negotiation to repurchase Syscon, and (c) that the Parent make a $250,000 donation to the University of British Columbia in the name of Mr. Sully, all on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the representations and warranties, covenants and agreements, and subject to the conditions contained herein, the Parent, the Purchaser, the Seller and Mr. Sully hereby agree as follows:

•

CERTAIN TERMS

1.1       The Purchase Agreement. The parties hereto hereby amend the Purchase Agreement as follows:

(a)       Section 1.3 (Purchase Price). Section 1.3(a)(vi) is hereby deleted in its entirety and the Purchaser shall not have any liability for the Earn-Outs to the Seller, Mr. Sully, or any other party.

(b)       Section 1.4 (Earn-Out Consideration). Section 1.4 is hereby deleted in its entirety and shall read                “Reserved”.

(c)       Section 6.6 (Non-Competition). The penultimate sentence of Section 6.6 is hereby amended and restated in its entirety to read as follows:

“The “Restricted Period” shall mean the period from the date of this Agreement through and including December 31, 2011”.

(d)       Section 13.3 (Definitions). Section 13.3 is hereby amended to delete each of the following definitions: “Earn-Outs”, “First Earn-Out”, “First Year Revenue”, “Revenue”, “Second Earn-Out”, “Second Year Revenue”, “Third Year Earn-Out”, and “Third Year Revenue”.

(e)       Omnibus Amendment. The Purchase Agreement is hereby further amended to delete all references to the following terms: “Earn-Outs”, “First Earn-Out”, “First Year Revenue”, “Revenue”, “Second Earn-Out”, “Second Year Revenue”, “Third Year Earn-Out”, and “Third Year Revenue” from all Sections of the Purchase Agreement in addition to Section 13.3 where any of such terms appear.

1.2	Termination of Employment Agreement.

(a)       Except for Sections 4(a) and 4(f) of the Employment Agreement, which shall survive indefinitely, and 4(b) and 4 (c) of the Employment Agreement, which will survive for the Non-Competition Period, the Employment Agreement is hereby terminated as of the date hereof and neither Syscon nor any of its affiliates shall have any liability in respect thereof, including, without limitation, for and payments in respect of Section 5 thereof; provided that Syscon shall continue to pay Mr. Sully’s salary at the rate in effect as of the date hereof and pursuant to the terms of the Employment Agreement until December 31, 2008, during which period Mr. Sully shall have no continuing work obligation under the Employment Agreement. During the period from the date hereof until December 31, 2008, Mr. Sully shall continue to have use of his current office and shall continue to have access to his email at his current email address.

(b)       Mr. Sully hereby resigns as Managing Director of Syscon and from the boards of directors of each of Syscon and its subsidiaries on which he serves. In connection with

Mr. Sully’s resignation, the Parent shall issue to all Syscon employees a statement in the form attached to this Agreement as Exhibit B.

1.3       Payments Pursuant to the Side Letter. As set forth in Exhibit C hereto (“Adjusted Working Capital Spreadsheet”), as of the date hereof, the Purchaser has paid $3,774,233 to the Seller pursuant to the Side Letter. The Purchaser shall pay to the Seller the balance of the Adjusted Working Capital, $994,212 in respect of the Side Letter on or prior to December 31, 2008. Upon the Seller’s receipt of such amount, the Purchaser’s obligations under the Side Letter shall be fully satisfied and neither the Purchaser, the Parent, nor any of their affiliates shall have any further liability in respect thereof. In the event that the Purchaser does not pay the balance of the Adjusted Working Capital, $994,212, on or prior to December 31, 2008, Syscon shall continue to pay Mr. Sully’s salary at the rate in effect as of the date hereof until the Seller has received aggregate payments of at least $4,768,445 in accordance with the terms of the Side Letter or as otherwise paid by the Parent.

1.4       Consulting Agreement. The Purchaser and the Seller shall enter into the Consulting Agreement. The obligations of the Purchaser under the Consulting Agreement shall be unconditionally and irrevocably guaranteed by the Parent.

1.5       Donation to University of British Columbia. The Parent shall make an aggregate donation of $250,000 to the University of British Columbia in the name of Mr. Sully, which shall be paid in five installments of $50,000 each (each a “Donation Installment”) as set forth herein. The Parent shall make the first Donation Installment at the time of the execution of this Agreement and thereafter, one Donation Installment prior to March 31 of each of 2009, 2010, 2011 and 2012.

1.6	Right of First Negotiation.

(a)       Subject to Section 1.6(b), if the Parent determines to offer for sale, separately from a Sale of the Parent, all or substantially all of the offender management software business of Syscon that was purchased from the Seller pursuant to the Purchase Agreement (the “Syscon Business”) at any time during the period commencing on the date hereof and ending on December 31, 2011 (the “Option Period”), Mr. Sully shall have the right to make an offer to the Parent to purchase the Syscon Business and to negotiate with the Parent with respect thereto, all on the terms and conditions set forth in this Section 1.6 (the “Negotiation Right”). Upon the Parent’s determination to offer for sale, separately from a Sale of the Parent, all or substantially all of the Syscon Business, the Parent shall provide Mr. Sully written notice thereof (the “Offer Notice”), which shall be accompanied by a form of Confidentiality Agreement with terms and conditions as are customary for similar agreements (the “Confidentiality Agreement”). Mr. Sully shall have ten (10) Business Days after the date of the Offer Notice to return to the Purchaser a duly executed copy of the Confidentiality Agreement (“Sully Response”). If Mr. Sully timely delivers to the Parent the Sully Response, within ten (10) Business Days of receipt of the Sully Response, the Parent shall provide Mr. Sully a copy of any then existing offering memorandum with respect to the Syscon Business, or, if no such offering memorandum then exists, a copy of the most recent financial statements of the Syscon Business and such other documents and information as Mr. Sully shall reasonably request (the “Disclosure Materials”). The Parent and Mr. Sully, including Mr. Sully’s representatives and associates, shall negotiate in good faith for the purchase and sale of the Syscon Business for up to thirty (30) days from the date the Disclosure Materials are delivered to Mr. Sully (the “Exclusivity Period”). During the Exclusivity Period, the Parent shall not solicit or negotiate with any other Person for a sale of the Syscon Business, other than as part of a Sale of the Parent.

(b)       Notwithstanding anything in Section 1.6(a) or elsewhere in this Agreement to the contrary, the Negotiation Right shall not apply to (i) an Unsolicited Offer for the Syscon Business by an Independent Third Party or group of Independent Third Parties, (ii) a sale of the Syscon Business as part of a Sale of the Parent, or (iii) a Sale of the Parent. The Negotiation Right shall terminate on the earlier of (A) a Sale of the Parent, (B) a sale of the Syscon Business, (C) the expiration of the Option Period, (C) the expiration of the Exclusivity Period, or (D) the eleventh (11th) Business Day if Mr. Sully has failed to timely deliver a Sully Response.

1.7	Releases.

(a)       In consideration for the Parent’s and the Purchaser’s covenants contained herein, each of the Seller and Mr. Sully and their respective affiliates, on behalf of themselves and all of their respective predecessors, successors, and assigns, together with their respective past, present and future officers, directors, employees, agents, representatives, attorneys, controlling persons, shareholders, partners, joint venturers, owners, investors, affiliates, parents and subsidiaries (collectively, the “Sully Parties”), does hereby forever release, remise, remand and discharge the Parent and Syscon and all of their predecessors, successors, and assigns, together with their respective past, present and future officers, directors, employees, agents, representatives, attorneys, controlling persons, shareholders, partners, joint venturers, owners, investors, affiliates, parents and subsidiaries (collectively, the “Securus Parties”), from any and all direct, indirect, individual, class, representative, derivative and other claims, rights, actions, allegations, demands, defenses, counterclaims, issues, setoffs, liabilities, penalties, and causes of action, known or unknown, suspected or unsuspected, whether in contract, tort, or for violation of law or otherwise, including (without limitation) all claims for damages, fines, exemplary or punitive relief, restitution, disgorgement or rescission, or any other legal or equitable relief, liquidated or unliquidated, which any of the Sully Parties has asserted or, but for this release could have asserted, which arise out of or relate to (x) the Employment Agreement or the employment relationship between any of the Securus Parties and any of the Sully Parties and (y) the Earn-Outs, from the beginning of time through the date of this Agreement; provided, however, that the Securus Parties are not released from (i) any of the obligations set forth in this Agreement or in the Consulting Agreement, (ii) any and all direct, indirect, individual, class, representative, derivative and other claims, rights, actions, allegations, demands, defenses, counterclaims, issues, setoffs, liabilities, penalties, and causes of action, known or unknown, suspected or unsuspected, whether in contract, tort, or for violation of law or otherwise, including (without limitation) all claims for damages, fines, exemplary or punitive relief, restitution, disgorgement or rescission, or any other legal or equitable relief, liquidated or unliquidated, which any of the Sully Parties could assert arising out of or relating to the Purchase

Agreement as amended by Section 1.1 of this Agreement, (iii) the Escrow Agreement with the Bank of New York (the “Escrow Agreement”) related to the British Columbia Supreme Court action number S075894, brought by Craigdarloch Holdings Ltd. (the “Craigdarloch Matter”), or (iv) the Acknowledgement and General Release Agreement, dated June 28, 2007, by and among Syscon Justice Systems Canada, Ltd., Mr. Sully, Syscon Group Partnership, and the persons named therein (the “Former Shareholder Release”).

(b)       In consideration for the Seller’s and Mr. Sully’s covenants contained herein, each of the Securus Parties, does hereby forever release, remise, remand and discharge the Sully Parties, from any and all direct, indirect, individual, class, representative, derivative and other claims, rights, actions, allegations, demands, defenses, counterclaims, issues, setoffs, liabilities, penalties, and causes of action, known or unknown, suspected or unsuspected, whether in contract, tort, or for violation of law or otherwise, including (without limitation) all claims for damages, fines, exemplary or punitive relief, restitution, disgorgement or rescission, or any other legal or equitable relief, liquidated or unliquidated, which any of the Securus Parties has asserted or, but for this release could have asserted, which arise out of or relate to (x) the Employment Agreement or the employment relationship between any of the Securus Parties and any of the Sully Parties, (y) Section 2.34 of the Purchase Agreement, and (z) any and all statements of material facts, errors, omissions, representaions and/warranties contained in the Syscon Justice Systems Ltd. November 2006 Confidential Information Memorandum; provided, however, that the Sully Parties are not released from (i) any of the obligations set forth in this Agreement or in the Consulting Agreement, (ii) any and all direct, indirect, individual, class, representative, derivative and other claims, rights, actions, allegations, demands, defenses, counterclaims, issues, setoffs, liabilities, penalties, and causes of action, known or unknown, suspected or unsuspected, whether in contract, tort, or for violation of law or otherwise, including (without limitation) all claims for damages, fines, exemplary or punitive relief, restitution, disgorgement or rescission, or any other legal or equitable relief, liquidated or unliquidated, which any of the Securus Parties could assert arising out of or relating to the Purchase Agreement as amended by Section 1.1 of this Agreement; (iii) any claims that any of the Securus Parties may have against any of the Sully Parties arising from the Craigdarloch Matter, (iv) the Escrow Agreement, or (v) the Former Shareholder Release.

(c)       Other than the Craigdarloch Matter, the Securus Parties are not aware of any existing claims that it has or may have against the Sully Parties.

1.8       Certain Remedies. If the Parent fails to (a) make a Retainer Payment pursuant to the Consulting Agreement, or (b) fails to make a Donation Installment, in each case, within thirty (30) days after the Parent has received written notice from Mr. Sully of such failure pursuant to the terms hereof, the Restricted Period (as defined in the Purchase Agreement) shall terminate on the thirty-first (31st) day after receipt of such notice . The rights and remedies of the parties set forth in this Section 1.8 shall be in addition to any rights and remedies the parties may have under the Purchase Agreement, the Consulting Agreement at law, in equity, or otherwise.

•

REPRESENTATIONS AND WARRANTIES

2.1       The Seller’s and Mr. Sully’s Representations. Each of the Seller and Mr. Sully has full power and authority to enter into this Agreement and the agreements contemplated hereby to which they are a party and to consummate the transactions contemplated hereby and thereby. This Agreement and all other agreements contemplated hereby to be entered into by the Seller and Mr. Sully, assuming the due authorization, execution and delivery by the Parent and/or the Purchaser, each constitute a legal, valid and binding obligation of the Seller and Mr. Sully enforceable against the Seller and Mr. Sully in accordance with its terms, except as the enforceability of this Agreement and all other agreements contemplated hereby may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to the enforcement of creditors’ rights generally and by general principles of equity. The execution, delivery and performance by the Seller and Mr. Sully of this Agreement, and all other agreements contemplated hereby, and the fulfillment of and compliance with the respective terms hereof and thereof by the Seller and Mr. Sully, do not and will not require any authorization, consent, approval, exemption or other action by, notice to, or filing with any third party or Authority pursuant to, any applicable Regulation, Order or Contract to which the Seller and Mr. Sully are subject. The Seller and Mr. Sully have complied with all applicable Regulations and Orders in connection with the execution, delivery and performance of this Agreement and the agreements contemplated hereby.

2.2       The Parent’s and the Purchaser’s Representations. Each of the Parent and the Purchaser has full power and authority to enter into this Agreement and the agreements contemplated hereby to which they are a party and to consummate the transactions contemplated hereby and thereby. This Agreement and all other agreements contemplated hereby to be entered into by the Parent and the Purchaser, assuming the due authorization, execution and delivery by the Seller and/or Mr. Sully, each constitute a legal, valid and binding obligation of the Parent and the Purchaser enforceable against the Parent and the Purchaser in accordance with its terms, except as the enforceability of this Agreement and all other agreements contemplated hereby may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to the enforcement of creditors’ rights generally and by general principles of equity. The execution, delivery and performance by the Parent and the Purchaser of this Agreement, and all other agreements contemplated hereby, and the fulfillment of and compliance with the respective terms hereof and thereof by the Parent and the Purchaser, do not and will not require any authorization, consent, approval, exemption or other action by, notice to, or filing with any third party or Authority pursuant to, any applicable Regulation, Order or Contract to which the Parent and the Purchaser are subject. The Parent and the Purchaser have complied with all applicable Regulations and Orders in connection with the execution, delivery and performance of this Agreement and the agreements contemplated hereby.

•

MISCELLANEOUS

3.1	Definitions.

“Business Day” means any day of the week other than Saturday and Sunday and any other day on which banks in British Columbia are required or authorized to close for business.

“Consulting Agreement” shall have the meaning set forth in the Recitals hereto.

“Independent Third Party” means any Person who, immediately prior to the contemplated transaction, does not own in excess of 5% of the Parent’s capital stock on a fully-diluted basis (a “5% Owner)”, who is not controlling, controlled by or under common control with any such 5% Owner and who is not the spouse or descendent (by birth or adoption) of any such 5% Owner or a trust for the benefit of such 5% Owner and/or such other persons.

“Person” means any natural person, corporation, limited liability company, trust, partnership or other entity.

“Retainer Payment” shall have the meaning set forth in the Consulting Agreement.

“Sale of the Parent” means (a) any transaction or series of transactions pursuant to which any Independent Third Party or group of Independent Third Parties acquire (i) capital stock of the Parent possessing the voting power under normal circumstances to elect a majority of the Parent’s board of directors (whether by merger, consolidation or sale or transfer of the Parent’s capital stock) or (ii) all or substantially all of the Parent’s assets determined on a consolidated basis, or (b) a Qualified Public Offering.

“Syscon” means, collectively, the Purchaser, Syscon Justice Systems International Pty Limited, an Australian corporation, Syscon Justice Systems International Limited, a United Kingdom corporation, Syscon Justice Systems, Inc., a California corporation, Modeling Solutions, LLC, a Nevada limited liability company, and Modeling Solutions, LLC, a Wisconsin limited liability company.

“Unsolicited Offer” means an offer to purchase all or substantially all of the Syscon Business received by the Parent or Syscon from an Independent Third Party with whom neither the Parent nor Syscon has had discussions related to a possible sale of the Syscon Business during the twelve (12) month period prior to the date such offer is received.

3.2       Costs and Expenses. Each party shall bear its own costs and expenses, including without limitation, legal fees and expenses, with respect to this Agreement and the transactions contemplated hereby. If any legal action or other proceeding relating to this Agreement, the agreements contemplated hereby, the transactions contemplated hereby or thereby or the enforcement of any provision of this Agreement or the agreements contemplated hereby is brought by any party hereto against the other party, the prevailing party in such action or proceeding shall be entitled to recover all reasonable expenses relating thereto (including attorney’s fees and expenses) from the party against which such action or proceeding is brought in addition to any other relief to which such prevailing party may be entitled.

3.3       Notices. Any notice, request, instruction, correspondence or other document to be given hereunder by any party hereto to another (herein collectively called “Notice”) shall be in writing and delivered personally or mailed by registered or certified mail, postage prepaid and return receipt requested, as follows:

IF TO THE PARENT OR THE PURCHASER	Securus Technologies, Inc,

14651 Dallas Parkway

6th Floor

Dallas, Texas 75254

Attn: Dennis Reinhold, V.P., General Counsel and Secretary

IF TO THE SELLER OR MR. SULLY:	0787223 B.C. Ltd.

5780 Riverdale Drive

Richmond, British Columbia

Canada V7C 2E5

Attn: Floyd Sully

With a copy to:

Iain MacKay

MacKay LLP

Chartered Accountants

1100-1177 West Hastings Street

Vancouver, BC V6E 4T5

Each of the above addresses for notice purposes may be changed by providing appropriate notice hereunder. Notice given by personal delivery or registered mail shall be effective upon actual receipt.

3.4       Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable in such Province and this Agreement shall be treated, in all respects, as a British Columbia contract. The parties hereby attorn to the jurisdiction of the courts of British Columbia.

3.5       Entire Agreement; Amendments and Waivers. This Agreement, together with the Purchase Agreement, as amended hereby, and the documents executed in connection therewith, constitutes the entire agreement between and among the parties hereto pertaining to the subject matter hereof. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided.

3.6       Ratification of Purchase Agreement. Except as specifically amended hereby, the Purchase Agreement shall remain in full force and effect pursuant to its terms. The parties hereby ratify and confirm the Purchase Agreement, as specifically amended hereby, in all respects.

3.7       Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.

3.8       Headings. The article and section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

3.9       Injunctive Relief. In the event of a breach of any provision of this Agreement or a failure by a party to perform in accordance with the specific terms herein, the aggrieved party or parties may be damaged irreparably and without an adequate remedy at law. The parties therefore agree that in the event of a breach of any provision of this Agreement, the aggrieved party or parties may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach of such provision without the requirement of a posting of a bond, as well as to obtain damages for breach of this Agreement. By seeking or obtaining any such relief, the aggrieved party shall not be precluded from seeking or obtaining any other relief to which it may be entitled.

3.10     Severability. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held to be prohibited by, illegal or unenforceable under, applicable law in any respect by a court of competent jurisdiction, such provision shall be ineffective only to the extent of such prohibition or illegality or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

3.11     No Third Party Beneficiaries. This Agreement is for the sole benefit of the parties and their permitted successors and assigns and nothing herein express or implied shall be construed to give any person, other than the parties of such permitted successors and assigns, any legal or equitable rights hereunder.

3.12     Currency. All dollar amounts referred to in this Agreement are in United States dollars.

3.13     No Strict Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

3.14     Waiver of Jury Trial. EACH OF THE PARTIES HERETO KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING OR STATEMENTS (WHETHER VERBAL OR WRITTEN) RELATING TO THE FOREGOING. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES HERETO TO ENTER INTO THIS AGREEMENT.

3.15     Multiple Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have made and entered into this Settlement Agreement the date first hereinabove set forth.

Parent: SECURUS TECHCNOLOGIES, INC.

By:	/s/ RICHARD A. SMITH
Name:	Richard A. Smith
Title:	CEO and President

Purchaser: SYSCON JUSTICE SYSTEMS CANADA, LTD., (as successor to Appaloosa Acquisition Company Ltd.)

By:	/s/ RICHARD A. SMITH
Name:	Richard A. Smith
Title:	CEO and President

Seller: 0787223 B.C., Ltd.

By:	/s/ FLOYD SULLY
Name:	Floyd Sully
Title:

Mr. Sully:

/s/ FLOYD SULLY
Mr. Floyd Sully

Exhibit A

Consulting Agreement

Exhibit B

Internal Employee Statement

To: All Syscon Associates

Date: November 13th, 2008

Subject: Floyd Sully Business Relationship With Syscon

Announcement:

In June, 2007 – Syscon was sold to Securus and the Founder and prior CEO of Syscon, Floyd Sully agreed to stay on with Syscon in order to complete the integration efforts with Securus. That effort has been substantially completed and Mr. Sully will now transition to a senior consultant for Syscon/Securus – continuing to do work for the companies in a role as consultant to Messrs. Crawford and Smith on the industry, industry trends, future business development efforts, and will also speak on our behalf at industry conferences. Mr. Sully will also be conducting research with the University of British Columbia in Vancouver on various projects related the social impacts of learning disabled individuals.

Rick Smith, CEO of Securus said, “Mr. Sully has provided leadership, direction, and his wisdom to Syscon for over 27 years – putting his heart and soul into the business and has positioned the company well for future growth. As Floyd transitions away from day to day responsibilities, I want to formally thank Floyd for his efforts – he has left a strong legacy of commitment to Syscon and all of the Syscon Associates that he has touched over many years. Floyd – thank you for everything that you have given us – to Syscon, and to the corrections industry – we will always remember you.”

Dan Crawford, President of Syscon said, “Floyd has created a global brand and unparalleled industry reputation for Syscon. I am extremely pleased to be able to build on the strong foundation he has established, and lead Syscon into its next phase of growth and industry leadership. Thank you Floyd”.

Exhibit C

Adjusted Working Capital Spreadsheet